UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- Not Applicable                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 23rd August, 2019	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Vice President - Legal & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated 22nd August, 2019 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about appointment of Key Managerial Personnel.

Exhibit I

August 22, 2019

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs,

Re: Appointment of Key Managerial Personnel.

We are pleased to inform you that the Board of Directors of the Bank at their meeting held on August 22, 2019, have appointed Mr. Srinivasan Vaidyanathan as the Chief Financial Officer (CFO) of the Bank, with immediate effect. The incumbent CFO of the Bank, Mr. Sashidhar Jagdishan would continue to head the Finance function, and shoulder additional responsibilities as in charge of the verticals of Legal & Secretarial, Human Resources, Corporate Communications, Infrastructure, Administration, Corporate Social Responsibility and ‘Change Agent of the Bank’. Mr. Vaidyanathan would continue to report to Mr. Jagdishan.

Mr. Vaidyanathan and Mr. Jagdishan would be ‘Key Managerial Personnel’ of the Bank pursuant to Companies Act, 2013 and the applicable regulations.

Mr. Vaidyanathan is a Fellow of the Institute of Chartered Accountants of India, Cost and Management Accountants of India and Licentiate of the Institute of Company Secretaries of India. He is also a Fellow of Association of International Accountants, United Kingdom and member of CMA, USA. He also holds an MBA degree.

He has worked across various geographies such as Singapore, Hong Kong and US and industry segments covering banks, with a rich and varied experience of three decades covering business partnerships, controllership, cost management, tax and treasury management.

This is for your information and appropriate dissemination.

Thanking you,

Yours Truly,

For HDFC Bank Ltd,

Sd/-

Santosh Haldankar

Senior Vice President- Legal & Company Secretary